Exhibit 99.1

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Our unaudited pro forma combined income statement for the year ended December 31, 2013, is based on the following:

•	The historical audited consolidated income statement of CorpBanca Chile (hereinafter “CorpBanca”) for the year ended December 31, 2013.

•	The historical consolidated income statements of Helm Bank S.A. (hereinafter “Helm Bank”)and Helm Corredor de Seguros S.A. for the six-month periods ended June 30, 2013 and December 31, 2013 which have been converted from Colombian generally accepted accounting principles to International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”).

•	This pro forma combined income statement seeks to illustrate the effects of the acquisition of Helm Bank and its subsidiaries and Helm Corredor de Seguros as if the acquisition had taken place on January 1, 2013.

i.	General Operating Aspects

CorpBanca Colombia1, headquartered in Colombia (mainly in Bogotá D.C.), acquired the voting and non-voting shares of Helm Bank, also headquartered in Colombia.

As part of the agreement between CorpBanca Colombia and the companies controlling Helm Bank, CorpBanca Colombia committed to acquiring up to 100% of the preferential dividend and non-voting shares (preferential shares) of Helm Bank. CorpBanca Colombia acquired, 2,387,387,295 common shares, which represent 58.89% of the outstanding common shares (51.61% of subscribed and paid capital) of Helm Bank during the first closing and 1,650,579,084 common shares, which represent 40.86% of the outstanding common shares (35.81% of subscribed to and paid in capital) of Helm Bank during the second closing for a total of 4,043,966,379 common shares, which represent 99.75% of the total outstanding common shares and 87.42% of the subscribed to and paid in capital of Helm Bank, in purchases made on August 6 and 29, 2013 (referred to above as first closing and second closing). On January 28, 2014, CorpBanca Colombia honored its commitment to acquire the preferential dividend and non-voting shares, carrying out a voluntary Takeover Bid (TOB) for the preferential shares as part of the third closing, which was mainly designed to offer a liquidity and sales mechanism to the preferential shareholders under the same economic conditions that were agreed upon for the sellers of the common shares of Helm Bank under the SPA2 and to facilitate the merger process, enabling CorpBanca Colombia to expand their presence in the

[1]	During 2012 CorpBanca and its subsidiaries acquired 91.9314% of the voting shares of CorpBanca Colombia S.A. Due to Corpbanca and its subsidiaries did not participate proportionally to its existing participation of 91.9314% in the capital increase of August 29, 2013, the participation in Corpbanca Colombia S.A. decreased from 91.9314% to 66.3877% (described in Note 1, letter a), to the 2013 financial statements files with the 2013 Annual Report on Form 20-F).
[2]

Share Purchase Agreement or SPA: A share purchase agreement for common shares of Helm Bank signed between Helm Corporation, Inversiones Carrón S.A.S, Comercial Camacho Gómez S.A.S. e Inversiones Timón S.A.S., together the first party, and HC Acquisitions SAS, the second party, who subsequently transferred the agreement to CorpBanca Colombia, by virtue of which the first party sold to the second party all of the common shares owned by Inv. Carrón S.A.S., Comercial Camacho Gómez S.A.S. and Inversiones Timón S.A.S., in Helm Bank, and by which CorpBanca Colombia committed to offer to purchase up to 100% of the Preferential Shares from the Preferential Shareholders under the same economic conditions set for the sellers of the aforementioned common shares.

medium and long term as loan establishments in the Colombian market, obtaining, under such preferential dividend and non-voting share acquisition, a 12.36% interest and giving a total interest of 99.7814% of subscribed to and paid in capital. As part of the transaction with Helm Bank, CorpBanca, domiciled in Chile, acquired 80.00% (August 6, 2013) of the shares with voting rights of Helm Corredor de Seguros S.A.

ii.	Unaudited Pro Forma Combined Financial Information

The unaudited pro forma combined financial information presented below presents the combined results of operations for the year ended December 31, 2013, that gives effect to our acquisitions of Helm Bank and its subsidiaries and Helm Corredor de Seguros S.A. (both acquisitions together, the “Helm bank acquisition”), both previously under common ownership, as if the acquisitions had occurred on January 1, 2013.

The assumptions and adjustments used to prepare the unaudited pro forma combined financial information included herein are described in the footnotes accompanying such information below. This unaudited pro forma combined financial information is provided for illustrative purposes only and does not purport to represent what the actual combined results of operations of CorpBanca would have been had the Helm bank acquisition occurred on January 1, 2013, nor is it necessarily indicative of CorpBanca’s future results of operations.

This unaudited pro forma combined financial information does not include the anticipated realization of cost savings from any operating efficiencies, synergies or restructurings resulting from the integration of Helm Bank and its subsidiaries and Helm Corredor de Seguros S.A. and does not contemplate the liabilities that may be incurred in connection with the business combination and any related restructurings.

This unaudited pro forma combined financial information should be read in conjunction with the accompanying footnotes presented below, our historical audited financial statements and accompanying notes (as described under letter a) of the introductory paragraph above). You should not rely on the unaudited pro forma combined financial information as an indication of either (1) the results of operations that would have been achieved if the Helm bank acquisition had taken place on January 1, 2013; or (2) our results of operations of CorpBanca after the completion of such transaction.

The initial accounting for the business combination by Helm Bank and subsidiaries and Helm Corredor de Seguros S.A. was provisionally recorded at the end of the fiscal year in which the combination occurred (see note 12 “Investments in other companies as of December 31, 2013, included in the Form 20-F filed on May 15, 2014), therefore, the acquirers (CorpBanca Colombia and CorpBanca Chile, respectively) reported in its consolidated financial statements as of and for the year ended December 31, 2013. This provisional accounting is reflected in the pro forma income statement below. Had the final amounts related to the purchase price allocation for the acquisition of Helm Bank and subsidiaries and Helm Corredor de Seguros S.A. been recorded, there would have been no material impact on the results of operations. Any other adjustments made to the pro forma income statement below are as described in the footnotes thereto. Management has determined that pro forma adjustments additional to those presented below are not necessary, specifically with respect to any difference between the fair value of the loans and receivables to customers and the net carrying amount of the loans and receivables to customers as if the acquisition had taken place at January 1, 2013 due to: 1) the fact that no significant events affecting loans and receivables to customers nor significant changes in the volume of loans in loans and receivables to customers took place between January 1, 2013 and the date of acquisition of Helm Bank and subsidiaries and Helm Corredor de Seguros S.A., and; 2) the fact that ,as of the date of acquisition, the fair value and the net carrying amount of loans and receivables to customers were not significantly different.

The acquisition of Helm Bank and subsidiaries was financed through an issuance of equity shares by Corpbanca Colombia, the direct shareholder in the participation in Helm Bank and subsidiaries. There is therefore no pro forma adjustment necessary in the pro forma income statement presented below as the effects were recorded (and would have been recorded had the acquisition taken place on January 1, 2013) in the equity of Corpbanca Colombia. The effects of the financing of the purchase of Helm Corredor de Seguros S.A. by Corpbanca were not significant to the pro forma income statement presented below.

Pro forma combined unaudited income statement data for the year ended December 31, 2013

	For the fiscal year ended December 31, 2013
	CorpBanca	Helm Bank	Helm Corredor de Seguros	CorpBanca Adjusted	Helm Bank	Helm Corredor de Seguros				Pro forma CorpBanca
	12.31.2013	from 08.06.2013 to 12.31.2013		31.12.2013	12.31.2013	12.31.2013	Adjustments	Note		12.31.2013
	(in millions of Chilean pesos - MCh$)
	(a)	(b)	(b)	(a) - (b) = (c)	(d)	(d)	(e)
Interest income	1,007,106	115,130	29	891,947	273,318	4				1,165,269
Interest expense	(549,416)	(47,203)	(1)	(502,212)	(103,093)	—				(605,305)

Net interest income	457,690	67,927	28	389,735	170,225	4				559,964

Income from service fees	144,777	16,531	3,094	125,152	36,870	6,969				168,991
Expenses from service fees	(26,800)	(3,777)	(12)	(23,011)	(8,779)	(20)				(31,810)

Net service fee income	117,977	12,754	3,082	102,141	28,091	6,949				137,181

Trading and investment income, net	101,287	9,886	—	91,401	23,840	—				115,241
Foreign exchange gains (losses), net	(13,906)	4,599	—	(18,505)	18,201	—				(304)
Other operating income	39,658	5,377	—	34,281	16,738	52				51,071

Trading and investment, foreign exchange gains and other operating income	127,039	19,862	—	107,177	58,779	52				166,008

Operating income before provision for loan losses	702,706	100,543	3,110	599,053	257,095	7,005				863,153

Provisions for loan losses	(102,072)	(8,114)	—	(93,958)	(27,386)	—				(121,344)

Total operating income, net of loan losses, interest and fees	600,634	92,429	3,110	505,095	229,709	7,005				741,809

Personnel salaries expenses	(165,009)	(24,422)	(1,543)	(139,044)	(51,275)	(3,552)				(193,871)
Administration expenses	(139,614)	(23,906)	(616)	(115,092)	(64,843)	(771)				(180,706)
Depreciation and amortization	(42,288)	(5,867)	(39)	(36,382)	(15,148)	(86)	(15,941)	(f	)	(67,557)
Other operating expenses	(15,234)	(4,317)	(11)	(10,906)	(36,820)	(913)				(48,639)

Total operating expenses	(362,145)	(58,512)	(2,209)	(301,424)	(168,086)	(5,322)	(15,941)			(490,773)

Total net operating income	238,489	33,917	901	203,671	61,623	1,683	(15,941)			251,036

Income attributable to investment other companies	1,241	158	—	1,083	706	—	—			1,789

Income before income taxes	239,730	34,075	901	204,754	62,329	1,683	(15,941)			252,825
Income taxes	(64,491)	(10,965)	(385)	(53,141)	(16,305)	(605)	(643)			(70,694)

							5,057	(g	)
							(5,700)	(h	)
Net income for the period	175,239	23,110	516	151,613	46,024	1,078	(16,584)			182,131

Attributable to:

Equity holders of the Bank	162,422						5,495			167,917
Non controlling interest	12,817						1,397			14,214

Earnings per share attributable to equity holders of the Bank	Ch$									Ch$

Basic earnings per share	0.481	—	—	—	—	—	0.016	(i	)	0.497
Diluted earning per share	0.481	—	—	—	—	—	0.016	(i	)	0.497
Weighted average shares of common stock outstanding (in millions)	337,605									337,605

(a)	:	Corresponds to the historical audited consolidated income statement of CorpBanca and its subsidiaries for the year ended December 31, 2013, in millions of Chilean pesos.

(b)	:	Corresponds to the amounts extracted from the consolidated income statement of Corpbanca and its subsidiaries related to Helm Bank and Helm Corredor de Seguros S.A. for the period from August 6, 2013 (date of acquisition) to December 31, 2013. These amounts were translated into millions of Chilean pesos based on the average exchange rate of the period.

(c)	:	Corresponds to the income statement amounts of CorpBanca and its subsidiaries for the year ended December 31, 2013 in millions of Chilean pesos excluding Helm Bank and Helm Corredor de Seguros S.A. for any date or period consolidated therein.

(d)	:	Corresponds to the amounts derived from the audited historical financial statements of Helm Bank and Helm Corredor de Seguros S.A. prepared in accordance with generally accepted accounting principles of Colombia as reported in Colombian pesos for the six-month periods ended June 30, 2013 and December 31, 2013, respectively, and converted to IFRS-IASB and converted to Chilean pesos under International Accounting Standard No. 21.

(e)	:	Corresponds to pro forma adjustments related to the amortization of intangible assets and application of deferred taxes, which are detailed in letters f), g) and h) below. Please note that no pro forma adjustments are made related to the purchase price allocation for the acquisition of Helm Bank and subsidiaries and Helm Corredor de Seguros S.A. due to the fact that the differences between book value values and the fair values (purchase price allocation values under IFRS 3 “Business Combinations”) were deemed to be immaterial as explain above as of January 1, 2013.

(f)	:	An increase in amortization expense of MCh$15,941 is adjusted for related to the acquisition of definitively-lived intangible assets acquired and recorded in accordance with IFRS 3 “Business Combinations”, for the Helm bank acquisition. These amounts were recorded in the historical audited consolidated income statement of CorpBanca for the year ended December 31, 2013 at provisional amounts as of December 31, 2013 and such provisional amounts have been used for purposes of the calculation of amortization. Such amount is calculated using the fair values of the definite-lived assets of: (i) customer relationship of MCh$133,983 (calculated using average currency exchange rate of COP$0.2656 to Ch$1 for the year ended December 31, 2013) with an average useful life of 9 years or annual amortization expense of MCh$14,149 (calculated using the average exchange rate for the year between Colombian pesos and Chilean pesos) and (ii) a brands intangible amounting to MCh$7,167 with 4 years of useful life or annual amortization expense of MCh$1,792 (calculated using the average exchange rate for the year between Colombian pesos and Chilean pesos).

(g)	:	An increase in deferred tax benefit in the amount of MCh$5,057 related to the deferred tax effects associated with item (f) at a tax rate of 34.0% (Colombian statutory tax rate in 2013).

(h)	:	A deferred tax asset was also recognized as part of the purchase price allocation for the mercantile tax credit (tax goodwill) generated under Colombian regulations. This is based on a deferred tax benefit existing as of the transaction date which will result in future tax deductions. The recording of this amount in the historical audited consolidated income statement of CorpBanca for the year ended December 31, 2013 is made in accordance with IAS 12. The amount for this deferred tax for the mercantile tax credit was Mcop$107,301 (MCh$28,500, calculated using average currency exchange rate of COP$0.2656 to Ch$1 for the year ended December 31, 2013), recoverable in 5 years resulting in a decrease in deferred tax benefit and increase in deferred tax expense in the amount of MCh$5,700 resulting from the application of the assumption that the acquisition had occurred as of January 1, 2013.

(i)	:	Basic and diluted earnings per share have been calculated on the basis of the weighted average number of shares outstanding for the year ended December 31, 2013 and in Chilean pesos.